Exhibit 1 Fernando A. González - CEO CIRCA RESORT & CASINO, UNITED STATES Photo: Ryan GobutyExhibit 1 Fernando A. González - CEO CIRCA RESORT & CASINO, UNITED STATES Photo: Ryan Gobuty

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Reaffirming our Purpose and Strategic Priorities § A leading vertically integrated building materials and solutions company, with bias towards the US and Europe § Focus on our four core businesses – cement, ready mix, aggregates and urbanization solutions § Enhanced EBITDA through operational performance and cost efficiencies § Building solutions to support the development of growing, sustainable metropolises § Simplified investment grade capital structure § More sustainable business with progress toward long- term decarbonization goals 3 OUR WHY: BUILDING A BETTER FUTUREReaffirming our Purpose and Strategic Priorities § A leading vertically integrated building materials and solutions company, with bias towards the US and Europe § Focus on our four core businesses – cement, ready mix, aggregates and urbanization solutions § Enhanced EBITDA through operational performance and cost efficiencies § Building solutions to support the development of growing, sustainable metropolises § Simplified investment grade capital structure § More sustainable business with progress toward long- term decarbonization goals 3 OUR WHY: BUILDING A BETTER FUTURE

Management actions drive significant achievements EBITDA Net Sales +7% +18% Trailing 9 months March ’21 YoY basis EBITDA margin Leverage of -1.4x +2pp 1 3.2x 1) As defined under the Facilities Agreement and on a proforma basis as of 4 March 31, 2021, adjusting for the issuance of $1.0B subordinated debtManagement actions drive significant achievements EBITDA Net Sales +7% +18% Trailing 9 months March ’21 YoY basis EBITDA margin Leverage of -1.4x +2pp 1 3.2x 1) As defined under the Facilities Agreement and on a proforma basis as of 4 March 31, 2021, adjusting for the issuance of $1.0B subordinated debt

Raising 2021 EBITDA guidance to 1 ~$3.1 B 1) Like-to-like for ongoing operations and assuming FX levels as of 5 FLYSPOT BUILDING, POLAND end of May 2021 for the remaining of the yearRaising 2021 EBITDA guidance to 1 ~$3.1 B 1) Like-to-like for ongoing operations and assuming FX levels as of 5 FLYSPOT BUILDING, POLAND end of May 2021 for the remaining of the year

Developed Markets enjoying robust fiscal stimulus, with spillover effects on Emerging Markets Expected GDP growth Europe (in % YoY) 4.7% 4.7% USA 2.5% 6.5% 4.0% Mexico 2.4% 5.3% 2021 2022 2023 2.8% 2.3% 2021 2022 2023 AMEA 2021 2022 2023 5.4% 5.4% 5.2% Cement volumes Region 1Q21 vs. 1Q19 SAC 5.0% US +20% 4.2% 3.9% MEX +16% 2021 2022 2023 SAC +5% EMEA -1% CEMEX +9% 2021 2022 2023 On an average daily sales basis Note: AMEA, Europe and SAC GDP growth EBITDA weighted 6 Source: Bloomberg GDP Consensus. Developed Markets enjoying robust fiscal stimulus, with spillover effects on Emerging Markets Expected GDP growth Europe (in % YoY) 4.7% 4.7% USA 2.5% 6.5% 4.0% Mexico 2.4% 5.3% 2021 2022 2023 2.8% 2.3% 2021 2022 2023 AMEA 2021 2022 2023 5.4% 5.4% 5.2% Cement volumes Region 1Q21 vs. 1Q19 SAC 5.0% US +20% 4.2% 3.9% MEX +16% 2021 2022 2023 SAC +5% EMEA -1% CEMEX +9% 2021 2022 2023 On an average daily sales basis Note: AMEA, Europe and SAC GDP growth EBITDA weighted 6 Source: Bloomberg GDP Consensus.

Expecting double-digit EBITDA 1 growth in 2022 1) On a YoY basis and like-to-like for ongoing operations 7 FLYSPOT BUILDING, POLAND - Inside viewExpecting double-digit EBITDA 1 growth in 2022 1) On a YoY basis and like-to-like for ongoing operations 7 FLYSPOT BUILDING, POLAND - Inside view

Returning to organic growth mode We are investing…. ~10 M tons Other Bolt-on 1 of cement capacity investments in our by 2023 four core businesses 1) Includes legacy and bolt-on investments 8 1) Vs. 1990 baseline Expect ~$400 M in EBITDA by 2023 from $925M in growth investmentsReturning to organic growth mode We are investing…. ~10 M tons Other Bolt-on 1 of cement capacity investments in our by 2023 four core businesses 1) Includes legacy and bolt-on investments 8 1) Vs. 1990 baseline Expect ~$400 M in EBITDA by 2023 from $925M in growth investments

Capacity arriving in the right markets at the right time Cement capacity additions by 2023 ~10 M tons Europe: 1.0 M MT of cement capacity by 2023 Philippines 1.5 M MT Americas: 7.5 M MT 9Capacity arriving in the right markets at the right time Cement capacity additions by 2023 ~10 M tons Europe: 1.0 M MT of cement capacity by 2023 Philippines 1.5 M MT Americas: 7.5 M MT 9

Setting more ambitious “Operation Resilience” targets Original Operation Resilience Pillars Targets EBITDA growth through ≥20% margin by 2023 margin enhancement Achieve investment grade ≤3.0x net leverage by 2023 capital structure Optimize our portfolio Strategic investments and divestments for growth Advance sustainability 520 kgCO /ton 2 agenda - Reduction in net 35% by 2030 1 CO emissions 2 10 1) Vs. 1990 baselineSetting more ambitious “Operation Resilience” targets Original Operation Resilience Pillars Targets EBITDA growth through ≥20% margin by 2023 margin enhancement Achieve investment grade ≤3.0x net leverage by 2023 capital structure Optimize our portfolio Strategic investments and divestments for growth Advance sustainability 520 kgCO /ton 2 agenda - Reduction in net 35% by 2030 1 CO emissions 2 10 1) Vs. 1990 baseline

Sustain an EBITDA margin ≥20% EBITDA growth through margin enhancement Sept. 2020 Progress June 2021 Target as of 1Q21 New target ≥20% EBITDA 20.1% EBITDA 1 ≥20% margin margin by margin 2023 1) On an annualized basis 11Sustain an EBITDA margin ≥20% EBITDA growth through margin enhancement Sept. 2020 Progress June 2021 Target as of 1Q21 New target ≥20% EBITDA 20.1% EBITDA 1 ≥20% margin margin by margin 2023 1) On an annualized basis 11

3.0x leverage by 2Q21 2½ years ahead of schedule INTERNATIONAL MUSEUM OF THE BAROQUE. MEXICO3.0x leverage by 2Q21 2½ years ahead of schedule INTERNATIONAL MUSEUM OF THE BAROQUE. MEXICO

Already achieving Investment Grade capital structure Achieve investment grade capital structure Sept. 2020 Progress June 2021 Target as of 1Q21 New target ≤3.0x net Investment 3.23x net leverage 1 leverage by 2023 grade rating 1) As defined under the Facilities Agreement and on a proforma basis 13 for the issuance of $1.0B subordinated debtAlready achieving Investment Grade capital structure Achieve investment grade capital structure Sept. 2020 Progress June 2021 Target as of 1Q21 New target ≤3.0x net Investment 3.23x net leverage 1 leverage by 2023 grade rating 1) As defined under the Facilities Agreement and on a proforma basis 13 for the issuance of $1.0B subordinated debt

Strong pipeline of bolt-on investments yielding material EBITDA growth

Cemex
Building a better future

Optimize our portfolio for growth

Sept. 2020 Target	Progress as of 1Q21		**June 2021 New target**
Strategic investments and divestments	~$600 M in approved bolt-on investments	❯	**Accelerate bolt-on/margin enhancement projects**

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Bolt-on investment strategy provides EBITDA momentum


Cement
Aggregates
Ready-Mix
Urb. Solutions

- Expected to deliver:
  - Incremental EBITDA of $150 M in 2021; and
  - EBITDA contribution of ~$330 M by 2023
- ~$710 M pipeline of approved projects
  - Bolt-on and margin enhancing investments in four core businesses
  - Focused primarily on US, Europe and Mexico
  - Short payback periods and high IRRs
- Analyzing ~$4.0 B in incremental projects

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CEMEX DAY 2021

Aligning sustainability targets to Well-Below 2-Degree Scenario of Science Based Targets initiative June 2021 New target 800 >40% reduction <475 kgs by 2030 >40% reduction 611 520 Previous 2030 Target 520 kgs by 2025 35% reduction 35% reduction 475 New 2030 Target 1990 1Q21 2025 2030 Alternative fuels Thermal efficiency Clinker factor Remaining emissions 16 Kgs of CO per ton of cementitious material. Reductions vs. 1990 baseline 2 Net kgs of CO per ton of cementitious 2 Aligning sustainability targets to Well-Below 2-Degree Scenario of Science Based Targets initiative June 2021 New target 800 >40% reduction <475 kgs by 2030 >40% reduction 611 520 Previous 2030 Target 520 kgs by 2025 35% reduction 35% reduction 475 New 2030 Target 1990 1Q21 2025 2030 Alternative fuels Thermal efficiency Clinker factor Remaining emissions 16 Kgs of CO per ton of cementitious material. Reductions vs. 1990 baseline 2 Net kgs of CO per ton of cementitious 2

Announcing a medium-term carbon reduction goal in concrete of 165 kgs of CO by 2030 2 June 2021 New target 255 215 165 kgs by 2030 35% reduction 165 Net zero by 2050 0 1990 2020 2030 2050 Cement levers Concrete levers Carbon capture, utilization and storage Recarbonation Remaining emissions 17 Kgs of CO per cubic meter. Reduction vs. 1990 baseline 2 Net kgs of CO per cubic meter 2 Announcing a medium-term carbon reduction goal in concrete of 165 kgs of CO by 2030 2 June 2021 New target 255 215 165 kgs by 2030 35% reduction 165 Net zero by 2050 0 1990 2020 2030 2050 Cement levers Concrete levers Carbon capture, utilization and storage Recarbonation Remaining emissions 17 Kgs of CO per cubic meter. Reduction vs. 1990 baseline 2 Net kgs of CO per cubic meter 2

Showcasing our Rudersdorf Germany plant: Carbon neutral by 2030 E-Reverse watergas Renewable energy shift reactor production Electrolyzer for H2 production Fischer Tropsch reactor Production of more CO electrolyzer sustainable fuels Production of sustainable building materials Preparation of CO for transport, such 2 as ship, rail or a purpose-built pipeline Cement plant with carbon capture unit 18Showcasing our Rudersdorf Germany plant: Carbon neutral by 2030 E-Reverse watergas Renewable energy shift reactor production Electrolyzer for H2 production Fischer Tropsch reactor Production of more CO electrolyzer sustainable fuels Production of sustainable building materials Preparation of CO for transport, such 2 as ship, rail or a purpose-built pipeline Cement plant with carbon capture unit 18

Piloting Carbon capture technology Harnessing solar, wind and hydro Developing electro-mobility solutions Partnering with other industries, associations and academia to decarbonize the industry 19Piloting Carbon capture technology Harnessing solar, wind and hydro Developing electro-mobility solutions Partnering with other industries, associations and academia to decarbonize the industry 19

Recycled 50x more waste than we generated Contributing to construction Clinker substitution with residue sustainability of energy-intensive industries through circular solutions Open-innovation to develop new circular building products 20Recycled 50x more waste than we generated Contributing to construction Clinker substitution with residue sustainability of energy-intensive industries through circular solutions Open-innovation to develop new circular building products 20

Management action results in more aggressive targets

CEMEX
Building a better future

Operation Resilience pillars	Sep 2020 Targets	June 2021 New targets
EBITDA growth through margin enhancement	≥20% margin by 2023	≥20% margin
Achieve investment grade capital structure	≤3.0x net leverage by 2023	Investment grade rating
Optimize our portfolio for growth	Strategic investments and divestments	Accelerate bolt-on/margin enhancement projects
Advance sustainability agenda - Reduction in net CO_2 emissions[1]	520 kgs 35%[2] by 2030	In cement: <475 kgs by 2030 520 kgs by 2025 In concrete: 165 kgs by 2030

1) Kgs of CO_2 per ton of cementitious materials or cubic meters of concrete
2) Vs. 1990 baseline

CEMEX DAY 2021
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Operation Resilience underpinned by disciplined capital allocation enhances shareholder return Invest significantly in growth strategy Margin improvement Deleveraging to Invest to achieve secure investment Climate Action goals grade rating Total shareholder return 22Operation Resilience underpinned by disciplined capital allocation enhances shareholder return Invest significantly in growth strategy Margin improvement Deleveraging to Invest to achieve secure investment Climate Action goals grade rating Total shareholder return 22

§ Capitalize on favorable market outlook to consolidate recent achievements and accelerate strategic shift towards growth What to § Materially drive EBITDA momentum through bolt-on investment strategy and capacity expansion expect Our path § Further fortify capital structure on road to Investment Grade rating forward § Disciplined capital allocation while optimizing total shareholder return § Continue global leadership and advocacy in circular economy while advancing materially on carbon reduction goals 23§ Capitalize on favorable market outlook to consolidate recent achievements and accelerate strategic shift towards growth What to § Materially drive EBITDA momentum through bolt-on investment strategy and capacity expansion expect Our path § Further fortify capital structure on road to Investment Grade rating forward § Disciplined capital allocation while optimizing total shareholder return § Continue global leadership and advocacy in circular economy while advancing materially on carbon reduction goals 23